CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

                                                                                                         Via Facsimile Transmission:  (202) 772-9205

                                                                                                         Hard Copy and Electronic Copy to Follow

August 30, 2005

Al Pappas, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

RE:

Cordia Corp.

File No.

333-124996

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Attorney Pappas:

On behalf of Cordia Corporation, I hereby request that the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective as of August 31, 2005 at 9:00 am Eastern Time, or as soon thereafter as is practicable.

In making this request, Cordia Corporation acknowledges the following:

•

In declaring this filing effective, the Commission and/or its staff are not foreclosed from taking any action with respect to this filing;

•

The Commission’s declaration that the filing is effective does not relieve Cordia Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Cordia Corporation may not assert the Commission’s declaration that this filing is effective as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

In addition, Cordia Corporation confirms that it is aware of its obligations under the Act and in accordance with Rules 460 and 461 regarding requesting acceleration of a registration statement.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054